United States securities and exchange commission logo





                              March 23, 2021

       Gavin West
       Business Advisor
       NousLogic Healthcare Inc.
       5150 Crenshaw Road #A150
       Pasadena, Texas 77505

                                                        Re: NousLogic
Healthcare Inc.
                                                            Amendment No. 1 to
Form 1-A
                                                            Filed March 9, 2021
                                                            File No. 024-11398

       Dear Mr. West:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 1-A

       Cover Page

   1. We note the financial statement information included on the cover page does not agree to those provided
beginning on page 31 of Part II and III. Please revise.
   2. We note your statement on the cover page that up to 135,000 shares of common stock will be sold "by a selling
shareholder." However, it does not appear that a selling shareholder is involved in the
offering, but rather that the 135,000 shares will be sold by the company.
                                                        Please clarify and
revise the cover page accordingly.
       Risk Factors, page 3

   3. We note your statement on page 3 that a minimum of $2,500,000 gross offering proceeds may be realized.
However, on the cover page and elsewhere in the offering circular you state that the offering
minimum is $700,000. Please reconcile and revise.
 Gavin West
FirstName
NousLogicLastNameGavin
            Healthcare Inc. West
Comapany
March      NameNousLogic Healthcare Inc.
       23, 2021
March2 23, 2021 Page 2
Page
FirstName LastName
Current Shareholders, page 9

4. We note your response to our prior comment 3 and we resissue the comment. Please revise to provide all of the information required by Item 12 of Part II of Form 1-A.
Company Overview, page 10

5.       We reissue our prior comment 5. Revise the filing to provide
management   s discussion
         and analysis of financial condition and results of operations for the appropriate financial statement periods as required by Item 9 of Part II of Form 1-A. For additional guidance, please see Item 303 of Regulation S-K.
Financial Synopsis, page 11

6. We note your response to prior comment 6 and revisions made to the filing. While the use of financial projections is permitted and encouraged, there must be a reasonable basis for them, they should be suitably supported, and the level of support should be persuasive.
         Given your limited operations and revenues your projections beyond one year would not have a reasonable basis. Please revise the filing to remove them. Sources and Uses, page 11

7. We note your response to our prior comment 7. Please revise your disclosure in the offering circular to describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold, including if only the minimum of $700,000 is sold.
Independent Accountant Audit Report, page 30

8. We note that Omar Alnuaimi CPA does not appear to be independent in accordance with
         Rule 2-01(c)(4)(i) of Regulation S-X as a result of the compilation report issued on the financial statements as of and for the year ended December 31, 2020. As a result, you will be required to have a new independent accounting firm audit your financial statements for the year ended December 31, 2020 when they are required to be included in your amended offering statement. Additionally, please confirm that Omar Alunaimi CPA complies with all of the independence standards in Article 2 of Regulation S-X for the years ended
         December 31, 2019 and 2018. If not, please amend your offering statement to include any required audit reports from an independent accounting firm that complies with Article 2 of
         Regulation S-X.
9.       Please revise to present Statements of Changes in Shareholders
Equity, which should be
         audited by your auditor and included in their revised report.
Profit & Loss Statement, page 31

10.      Please revise the titles of the line items    Net Income From
Operations    and    Net Income
         Before Provision for Income Taxes    to clearly state the amounts are
losses.
 Gavin West
NousLogic Healthcare Inc.
March 23, 2021
Page 3
11. We see on the balance sheet that there has been no change in the amount of accumulated depreciation during 2019. Please explain to us how you have reported depreciation and amortization expense when there has been no increase in the accumulated amount. Also, tell us why you do not classify depreciation and amortization expenses as operating expenses.
Statement of Cash Flows, page 33

12. In Operating Activities, the non-cash adjustment for depreciation should be the amount of depreciation expense during the period and not the balance of accumulated depreciation at year end. Please revise.
Profit & Loss Statement, page 40

13. We see you have sales of the RPM Devices. Please revise to present the costs of these sales as a separate line item and as a deduction to arrive at gross profit.
Statement of Cash Flows, page 42

14. Please explain to us the nature of the line item Other Adjustments and revise the
         Statement of Cash Flows to properly describe it.
Part III - Exhibits, page 46

15.      Please include a currently dated auditor's consent pursuant to Item
17.11 of Part III to
         Form 1-A.
Part III Information
Exhibits, page 46

16. We note that the Subscription Agreement contains a jury trial waiver provision. Please revise your disclosure in the offering circular to address the following:
           Include a description of the provision in the Risk Factors section of the offering circular;
           Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal
            securities laws and rules and regulations promulgated thereunder.
If this provision is
            not intended to apply to federal securities law claims, amend your subscription
            agreement to state the same, or tell us how you will inform future investors of this
            limitation.
           Highlight the material risks related to this provision, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it
FirstName LastNameGavin West
            may discourage or limit suits against you or the depositary.
Comapany    NameNousLogic
           Clarify    whether theHealthcare
                                  provisionInc.
                                             applies to purchasers in secondary
transactions.
March 23, 2021 Page 3
FirstName LastName
 Gavin West
FirstName
NousLogicLastNameGavin
            Healthcare Inc. West
Comapany
March      NameNousLogic Healthcare Inc.
       23, 2021
March4 23, 2021 Page 4
Page
FirstName LastName
17. We note your response to our prior comment 13; however, we are unable to locate responsive disclosure in the offering circular. We resissue the comment in full.
Placement Agent, page 47

18. We note your response to our prior comment 11 and we reissue the comment. Please remove the disclaimer appearing on page 47. In addition, please revise your disclosure, where appropriate, to explain the relationship between the company and the placement agent. Please also remove the headers and footers containing USCGS's logo and contact information from each page of the circular, as the offering circular is the responsibility of the company and not the placement agent, and inclusion of the letterhead may be misleading to potential investors. Finally, please confirm the company's understanding that it is liable for all of the information contained in the offering circular.

         In addition, we note that Section 1 of the Letter Agreement you have filed as the Exhibit
         1.1 Underwriting agreement clearly states that USCGS is not acting in any capacity to underwrite, place or purchase any financing or securities and has been engaged solely to determine potential strategic alternatives for the company. Please reconcile this with your disclosure throughout the offering circular that they are acting as the company's placement agent.
General

19. We note your response to our prior comment 14; however, we are unable to locate responsive disclosure in the offering circular. We resissue the comment in full.



        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Gavin West
NousLogic Healthcare Inc.
March 23, 2021
Page 5

       You may contact Jeanne Bennett at 202-551-3606 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                          Sincerely,
FirstName LastNameGavin West
                                                          Division of
Corporation Finance
Comapany NameNousLogic Healthcare Inc.
                                                          Office of Life
Sciences
March 23, 2021 Page 5
cc:       Christopher Kelly
FirstName LastName